EXHIBIT 99.2

Sundial Growers Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and six months ended June 30, 2020

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of Sundial Growers Inc. (“Sundial” or the “Company”) for the three and six months ended June 30, 2020 is dated August 13, 2020. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2020 and the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2019 (the “Audited Financial Statements”) and the risks identified under “Risk Factors” below and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”). This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations as issued by the Canadian Securities Administrators and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

COMPANY OVERVIEW2

RECENT DEVELOPMENTS2

STRATEGY & OUTLOOK5

OPERATIONAL AND FINANCIAL HIGHLIGHTS8

OPERATIONAL RESULTS8

FINANCIAL RESULTS11

DISCONTINUED OPERATIONS – ORNAMENTAL FLOWERS19

SELECTED QUARTERLY INFORMATION19

LIQUIDITY AND CAPITAL RESOURCES20

CONTRACTUAL COMMITMENTS AND CONTINGENCIES27

NON-IFRS MEASURES28

RELATED PARTIES30

OFF BALANCE SHEET ARRANGEMENTS30

CRITICAL ACCOUNTING POLICIES AND ESTIMATES30

NEW ACCOUNTING PRONOUNCEMENTS31

RISK FACTORS31

DISCLOSURE CONTROLS AND PROCEDURES35

INTERNAL CONTROLS OVER FINANCIAL REPORTING35

ABBREVIATIONS36

ADVISORY36

ADDITIONAL INFORMATION37

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COMPANY OVERVIEW

Sundial (“SNDL”, “Sundial” or the “Company”) is a licensed producer that grows cannabis using state-of-the-art indoor facilities. Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Global Select Market (“Nasdaq”).

Sundial’s Canadian operations cultivate cannabis using an individualized “room” approach, in approximately 479,000 square feet of total space.

Sundial’s brand portfolio includes Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value).

Sundial is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Rocky View County, Alberta.

Sundial currently produces and markets cannabis products for the Canadian adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. The Company has established supply agreements with nine Canadian provinces, with approval recently received from Quebec, and has a distribution network that covers 98% of the national recreational industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019. The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio.

The majority of the Company’s revenue in the three and six months ended June 30, 2020 were from sales to provincial boards; however, Sundial continues to enter into agreements to supply other licensed producers in Canada.

The Company’s planned medical cannabis offerings are supported through its 50% equity interest in Pathway Rx Inc. (“Pathway Rx”) which uses advanced technology and an extensive library of cannabis strains to identify and customize targeted treatments for a wide range of medical conditions. The Company has a license agreement with Pathway RX enabling the Company the use of certain strains for commercial production.

In July 2019, the Company acquired Project Seed Topco (“Bridge Farm”) and its wholly owned subsidiaries, a grower of ornamental plants and herbs in the United Kingdom with the intent to transition Bridge Farm’s facilities to the cultivation, processing and distribution of cannabidiol (“CBD”) products. On June 5, 2020, the Company completed the Bridge Farm Disposition as described under “Recent Developments – Bridge Farm Disposition”.

RECENT DEVELOPMENTS

Bridge Farm Disposition

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”). The acquisition closed on July 2, 2019. Bridge Farm was acquired to expand the Company’s business to cannabidiol (“CBD”) extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the United Kingdom. At December 31, 2019, the Company recorded a goodwill impairment based on significant delays and uncertainties in the licensing and regulatory framework in the United Kingdom. As part of the negotiations with the Company’s senior lenders regarding a December 31, 2019 covenant breach and restructuring of its credit agreements, the Company was required to enter into a definitive purchase agreement related to the sale of Bridge Farm.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the

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additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares, representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The sale of Bridge Farm closed on June 5, 2020, and the Company reported a loss on disposition of Bridge Farm of $15.0 million. The comparative statement of loss and comprehensive loss and statement of cash flows in the financial statements for the three and six months ended June 30, 2019 have been re-presented to show the discontinued operation separately from continuing operations. See “Discontinued Operations – Ornamental Flowers”.

Amendment and Restatement of SYNDICATED Credit Agreement

On June 5, 2020, the Company entered into an amended and restated credit agreement which included a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020. Additionally, principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020. See “Liquidity and Capital Resources – Debt – Syndicated Credit Agreement”.

Extinguishment of Term Debt Facility

Restructuring and Novation Agreement

On June 5, 2020, the Company entered into a restructuring and novation agreement (the “Restructuring and Novation Agreement”) whereby $73.2 million of principal plus accrued interest was assigned to the Company from a subsidiary and $45.0 million of principal was assigned to the Bridge Farm Purchaser as part of the consideration for the sale of Bridge Farm. See “Liquidity and Capital Resources – Debt – Term Debt Facility”.

Securities Restructuring Agreement

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Company entered into a securities restructuring agreement (the “Securities Restructuring Agreement”) whereby the $73.2 million of principal plus accrued interest assigned to the Company was extinguished and replaced with $73.2 million aggregate principal amount of Secured Convertible Note (as defined below) of the Company. See “Liquidity and Capital Resources – Debt – Secured Convertible Note”.

Secured Convertible Note and Warrants

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Company entered into the Securities Restructuring Agreement, pursuant to which the $73.2 million balance of the Term Debt Facility was extinguished and replaced with $73.2 million aggregate principal amount of senior second lien convertible notes (the “Secured Convertible Note”), convertible into common shares at an initial price of US$1.00 per common share. The Company also issued common share purchase warrants to acquire up to 17.5 million common shares at an exercise price of US$1.00 per warrant and common share purchase warrants to acquire up to 17.5 million common shares at an exercise price of US$1.20 per warrant (the “Secured Convertible Note Warrants”).

The Secured Convertible Note mature on June 5, 2022 and does not bear interest, except upon the occurrence of defined triggering events. The Secured Convertible Note is secured by a second priority lien on the assets and property of the Company. See “Liquidity and Capital Resources – Debt – Secured Convertible Note”.

In connection with the issuance of the Secured Convertible Note and Secured Convertible Note Warrants, the Company granted certain registration rights to the holder thereof requiring the Company to register the underlying common shares pursuant to a registration rights agreement with the holder dated June 5, 2020 (the “Secured Convertible Note Registration Rights Agreement”.

Unsecured Convertible Notes and Warrants

On June 5, 2020, in connection with the debt restructuring transactions, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) providing for the sale of a new series of unsecured senior subordinated convertible notes (the “Unsecured Convertible Notes”) in the aggregate principal amount of US$18.0 million, convertible

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into common shares at any time at the option of the holder at an initial conversion price of US$1.00, and common share purchase warrants to acquire up to 14.5 million common shares at an initial exercise price of US$0.9338 per common share (the “Unsecured Convertible Note Warrants”). In connection with the securities purchase agreement, placement agents for the offering were issued common share purchase warrants to acquire up to 1,080,000 common shares at an exercise price of US$1.00 per common share (the “Agent Warrants”).

The Unsecured Convertible Notes mature on June 5, 2022 and do not bear interest, except upon the occurrence of defined triggering events. See “Liquidity and Capital Resources – Debt – Unsecured Convertible Notes”.

In connection with the issuance of the Unsecured Convertible Notes and Unsecured Convertible Note Warrants, the Company granted certain registration rights to the investors named in the Securities Purchase Agreement, requiring the Company to register the underlying common shares. The Company has filed a registration statement with the SEC in accordance with the Unsecured Convertible Notes Registration Rights Agreement, which registration statement has become effective on July 20, 2020.

Changes to executive team and board of directors

On January 30, 2020, Sundial announced the following changes to its executive team and board of directors;

•	Zach George, a recently appointed member of Sundial’s board of directors, was appointed as Chief Executive Officer;
•	Andrew Stordeur, formerly President of Sundial's Canadian operations was appointed as President and Chief Operating Officer;
•	Edward Hellard resigned as Executive Chairman;
•	Torsten Kuenzlen, Sundial’s former Chief Executive Officer, resigned and also resigned from the board of directors; and
•	Brian Harriman, Sundial's former Chief Operating Officer, left the Company.

On April 24, 2020, Edward Hellard resigned from the board of directors and announced his decision not to stand for re-election as a member of the board at the Company’s Annual General Meeting and Special Meeting of shareholders.

COVID-19

The Company is continually monitoring and responding to the ongoing and evolving COVID-19 pandemic. The Company’s business activities have been declared an essential service by the Alberta Government and the Company remains committed to the health and safety of all personnel and to the safety and continuity of operations.

In response to COVID-19 the Company activated its Emergency Operations Centre team and Incident Command Centre to protect the health and safety of the Company’s workforce and the public, as well as to ensure the continuity of operations. The Company is monitoring daily developments in the COVID-19 pandemic and actions taken by the government authorities in response thereto. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, the Company has implemented mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and encouraging social distancing measures, including directing office staff to work from home if possible.

The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. Additionally, in order to prevent and minimize any potential COVID-19 outbreak at its facilities, the Company has implemented additional measures as part of its pandemic response, including halting all non-essential external visitors to its facilities and enhanced screening measures prior to allowing employees and visitors into the facilities.

The Company did not experience a material impact to sales in the first half of 2020 from the COVID-19 pandemic. Provincial board sales in the second quarter of 2020 increased compared to the first quarter of 2020 and compared to the fourth quarter of 2019. Nevertheless, the Company has made downward revisions to its sales forecasts for the remainder of 2020, based on the impact of the COVID-19 pandemic, which, among other impacts, is expected to further delay retail store expansion in the Ontario market. In addition, the Company has temporarily curtailed cultivation and harvesting activities, while still maintaining current processing levels, to align its cannabis production with anticipated market demand. The Company is also anticipating an increase in costs associated with the measures implemented at its facilities in response to the COVID-19 pandemic.

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Nasdaq Minimum Bid Requirement

On May 12, 2020, the Company was notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of the Company’s common shares for the 30 consecutive business day period from March 30, 2020 to May 11, 2020 did not meet the minimum bid price of $1.00 per share. The Company has until December 28, 2020 to regain compliance with the Minimum Bid Requirement, as set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on Nasdaq (the “Minimum Bid Requirement”). The notice has no immediate effect on the trading of the Company’s common shares on the Nasdaq.

Pursuant to the Nasdaq Listing Rules, the Company has been provided with a compliance period of 180 calendar days from the date of notification in which to regain compliance with the Minimum Bid Requirement. Additionally, due to the ongoing volatility in the world financial markets, Nasdaq has determined to toll the compliance period for the Minimum Bid Requirement through June 30, 2020 and will reinstate the compliance period on July 1, 2020. As a result, the Company has until December 28, 2020 to regain compliance with the Minimum Bid Requirement. If at any time prior to December 28, 2020 the closing bid price of the Company’s common stock is at least $1.00 for a minimum of ten consecutive business days, the Company will be considered by Nasdaq to have regained compliance with the Minimum Bid Requirement.

Additionally, if the Company does not regain compliance with the Minimum Bid Requirement by December 28, 2020, the Company may be eligible for an additional period of 180 days during which to achieve compliance, provided that the Company otherwise meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq other than the Minimum Bid Requirement, and provides written notice to Nasdaq of the Company’s intention to remedy the non-compliance during this second compliance period, by effecting a reverse stock split if necessary. Nasdaq has the right not to grant the additional cure period if it appears to it that the Company will not be able to cure the deficiency or is not otherwise eligible.

The Company will actively monitor its closing bid price during the compliance period and intends to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.

STRATEGY & OUTLOOK

Sundial’s overall strategy is to build sustainable, long-term shareholder value by reducing leverage, improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio.

To achieve this, Sundial will continue to focus on:

•	Meeting evolving consumer preferences by being a consumer-centric organization.
•	Delivering industry-leading, best-in-class brands and products with a focus on inhalables.
•	Driving quality in all aspects of our operation and be positioned to deliver products that consumers want when they want them.
•	Improving cost discipline and maintaining a variable cost structure to adapt to industry dynamics.

Meeting Evolving Consumer Preferences by Being a Consumer-Centric Organization

Sundial believes the consumer is the core stakeholder of the cannabis industry. Creating a brand and product portfolio that meets and exceeds their expectations is one of the primary objectives of the Company. To better meet the needs of the cannabis consumer, Sundial continues to emphasize and utilize data-driven decisions based on consumer insights, trends and preferences; continuous and iterative product development processes; and collaborative and symbiotic relationships with industry partners, government agencies and retail customers.

Data-Driven Decisions

Sundial continues to invest in data platforms, data sources and analytics capabilities, including store level point of sale and transactional data. The insights, trends and consumer preferences derived from these platforms and sources will be leading components in product roadmaps, brand portfolios, sales and distribution and partnership strategies and tactics.

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Continuous and Iterative Product Development

The cannabis industry and consumer preferences continue to rapidly change and evolve. Using data and insights as a foundation, Sundial is implementing continuous and iterative product development to provide consumers with new products and improved experiences. To support product development, the Company continues to introduce new cannabis strains, improvement of cultivation methods and practices, processing and extraction infrastructure and product packaging.

Delivering Industry-Leading, Best-In-Class Brands and Products with a Focus on Inhalables

With the introduction of Phase 2 cannabis products, including vape, edibles and beverages, inhalables continue to be the largest segments in the cannabis industry. As a result, Sundial’s product and brand portfolio will continue to focus on whole flower, pre-roll and vape products. In Q2 2020, Sundial continued to expand its product offerings through:

•	The introduction of Palmetto flower with the Nuken 3.5g Whole Flower SKU and the release of the Rascal OG 510 vape cartridge.
•	The release of the Sundial Cannabis Blue Nova flower, the CBD 20:1 sublingual oil and the Lemon Riot disposable vape cartridge.
•	The release of the Bubba flower, which launched with a potency over 25% and quickly became one of the Company’s top selling Flower SKUs, and the Four Star General 510 vape cartridge.

Sundial’s innovation pipeline continues to strengthen in the second half of 2020 as the Company plans to introduce new inhalable solventless concentrate products, including hash and rosin. This expansion further reinforces Sundial’s inhalable-centric strategy.

Driving Quality in all Aspects of Our Operation and be Positioned to Deliver Products that Consumers Want, When They Want Them

Ultimately, it is Sundial’s objective to provide consumers with the products they want, when they want them and how they want to consume them. To achieve this, the Company is focusing on several key initiatives, including:

•	Emphasizing quality in all aspects of the organization
•	Increasing our points of distribution and national presence
•	Creating engaging in-store experiences

Emphasizing Quality In All Aspects of the Organization

The ability to deliver high quality and differentiated products will be a key component of Sundial’s success. Driving the consistent quality in all aspects of our organization from cultivation to extraction to customer service is a core focus of the Company. Sundial will continue to invest in and emphasize the continuous improvement of quality to create better, more valuable and more engaging consumer and customer experiences.

Increasing Our Points of Distribution and National Presence

Sundial continues to invest in increasing the points of distribution and presence of the Company’s brand and product portfolio. In Q2 2020, the Company began distribution in Quebec and is now able to offer products to 97% of Canadians.

In the coming months and quarters, Sundial will continue to expand its sales force to increase the distribution and availability of its brands and products. In July 2020, Sundial added its first commercial representative to the Ontario market and expects to add additional resources in the coming months. The continued opening of new stores and the increase in points of distribution represent a sizeable opportunity for increased revenue for the Company.

Creating Engaging In-Store Experiences

Despite the limitations imposed by the COVID-19 pandemic, cannabis sales are still primarily driven by brick and mortar retail sales. Sundial will continue to emphasize and invest in our retail experience and partners in an effort to create strong consumer experiences and brand awareness. The execution and implementation of point of sale displays, in-store popups and activations and retailer engagement and education will be a core components of Sundial’s overall retail strategy.

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Improving Cost Discipline and Maintaining a Variable Cost Structure to Adapt to Industry Dynamics

In Q2 2020, Sundial continued to implement the cost cutting and cost discipline strategies started during the previous quarter. The labour force of the Company was decreased to better align with the size of the business and the state of the industry. Cost cutting and efficiency initiatives have been implemented throughout Sundial’s cost structure to improve and optimize Sundial’s cultivation and production costs and general and administrative expenses. Overall, Sundial has implemented initiatives that are expected to reduce its cash obligations, including debt service costs, by more than $50 million on an annualized basis.

Sundial expects Fiscal 2020 to be a transition year as the Company has reset its strategic focus, streamlined its organizational structure, and implemented a comprehensive operational and supply chain productivity optimization program.

Strategic alternatives and capital raising

Following a review of its business, Sundial recently initiated and continues a process to explore strategic alternatives focused on maximizing shareholder value. Sundial’s board of directors (“Board”) has authorized management and its external advisors to consider a broader range of strategic alternatives, including a potential sale of the Company, merger or other business combination, investments in other Canadian cannabis companies, including dispensaries and other retail outlets, dispositions of discrete brands and related assets, optimizing its assets, including the potential sale of its Rocky View and Merritt facilities, selling limited quantities of inventory at or below cost and entering into long-term supply agreements with other licensed producers, licensing or other strategic transactions involving the Company, or any combination of the foregoing. Sundial has engaged a financial advisor to assist with these efforts.

There can be no assurance that the exploration of strategic alternatives will result in any transaction or specific course of action. The Company has not set a timetable for the conclusion of its review of strategic alternatives and does not intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board has approved a specific transaction or course of action or the Company has otherwise determined that further disclosure is appropriate or required by law.

In addition, Sundial will require additional funding to meet its ongoing obligations and to fund anticipated operating losses. As a result, Sundial continues to seek ways of improving its working capital and overall liquidity position, including through a review of its existing capital structure, financings or re-financings of its existing indebtedness, and sales of equity and equity-linked securities (including at-the-market offerings and other underwritten offerings). The Company has filed a registration statement for a mixed shelf prospectus allowing it to issue common shares in an amount up to US$100 million at its discretion, and intends to establish an at-the-market equity program covering issuances of up to US$50 million. Additional financings may take a form similar to the Secured Convertible Note or the Unsecured Convertible Notes discussed above under “Recent Developments”. There can be no guarantee that the Company will be able to raise additional capital on terms acceptable to it or at all.

The Company’s financial statements at and for the three and six months ended June 30, 2020 include a going concern qualification. The ability of the Company to continue as a going concern depends on maintaining its Health Canada licenses, the continued support of its lenders, its ability to achieve profitable operations and its ability to raise additional financing to fund current and future operating and investing activities. There is no assurance that the Company will be able to accomplish any of the foregoing objectives. Any delay or failure to complete any additional financing would have a significant negative impact on the Company’s business, results of operations and financial condition, and the Company may be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operational and financial information of the Company for the periods noted.

($000s, except as indicated)	Q2 2020	Q2 2019	Change	% Change
Financial
Gross revenue	24,341	20,284	4,057	20%
Net revenue	20,194	19,299	895	5%
Cost of sales	17,336	10,434	6,902	66%
Gross margin before fair value adjustments	(7,168)	8,865	(16,033)	-181%
Gross margin before fair value adjustments %	-35%	46%		-81%
Loss from operations	(29,550)	(4,282)	(25,268)	-590%
Net loss from continuing operations (1)	(31,483)	(12,322)	(19,161)	-156%
Per share, basic and diluted (1)	(0.30)	(0.16)	(0.14)	-88%
Net loss from discontinued operations (1)	(28,860)	—	(28,860)	100%
Per share, basic and diluted (1)	(0.27)	—	(0.27)	100%
Net loss (1)	(60,343)	(12,322)	(48,021)	-390%
Per share, basic and diluted (1)	(0.57)	(0.16)	(0.41)	-256%
Adjusted EBITDA from continuing operations (2)	(3,898)	(455)	(3,443)	-757%

Statement of Financial Position
Cash and cash equivalents	21,629	38,434	(16,805)	-44%
Biological assets	3,047	12,835	(9,788)	-76%
Inventory	55,633	17,485	38,148	218%
Property, plant and equipment	183,990	152,182	31,808	21%
Total assets	302,562	369,217	(66,655)	-18%

Operational
Kilogram equivalents sold	5,997	4,741	1,256	26%
Average gross selling price per gram (3)	4.06	4.28	(0.22)	-5%
Average net selling price per gram (4)	3.37	4.07	(0.70)	-17%
Kilograms harvested	6,012	9,551	(3,539)	-37%
(1)	Net loss from continuing operations, net loss from discontinued operations, net loss and related per share amounts are attributable to owners of the Company.
(2)

Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

(3)	Net of marketing fees, salvage fees and early payment discounts with respect to sales under Sundial’s supply agreements with Canadian provincial regulatory authorities.
(4)	Gross selling price net of excise tax.

OPERATIONAL RESULTS

Kilograms harvested

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Kilograms harvested	6,012	9,551	16,266	11,447

For the three months ended June 30, 2020, the Company harvested 6,012 kilograms of cannabis compared to 9,551 kilograms for the three months ended June 30, 2019. The decrease of 3,539 kilograms harvested was due to curtailing

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cultivation and harvesting activities, while still maintaining current processing levels, to align with anticipated market demand.

For the six months ended June 30, 2020, the Company harvested 16,266 kilograms of cannabis compared to 11,447 kilograms for the six months ended June 30, 2019. The increase of 4,819 kilograms harvested was due to the production capacity added to the Olds facility throughout the prior year, partially offset by the curtailment of cultivation and harvesting activities to align with anticipated market demand.

Kilogram equivalents sold

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Provincial boards	3,198	520	5,195	633
Medical	—	1	4	1
Licensed producers	2,799	4,220	5,235	4,430
Total kilogram equivalents sold	5,997	4,741	10,434	5,064

For the three months ended June 30, 2020, the Company sold 5,997 kilogram equivalents of cannabis compared to 4,741 kilogram equivalents for the three months ended June 30, 2019. The increase of 1,256 kilogram equivalents sold was due to an expanded provincial distribution network resulting in increased sales to provincial boards, partially offset by a decrease in sales to other licensed producers (“LPs”). Provincial board sales in the current period were made to nine different provinces, comprised of branded flower and vapes, compared to one province comprised of branded flower in the comparative period.

For the six months ended June 30, 2020, the Company sold 10,434 kilogram equivalents of cannabis compared to 5,064 kilogram equivalents for the six months ended June 30, 2019. The increase of 5,370 kilogram equivalents sold was due to the Company expanding its provincial distribution network to nine Canadian provinces and launching additional brands and product formats. Provincial board sales in the current period were made to nine different provinces and were comprised of branded flower and vapes, as compared to one province comprised of branded flower in the comparative period. During the current period, the Company entered into a supply agreement with another LP to provide bulk flower for the first half of 2020. The Company also made bulk flower and oil sales to other LP’s in the current period.

Selling price

	Three months ended June 30		Six months ended June 30
($/gram equivalent)	2020	2019	2020	2019
Provincial boards	$5.67	$6.53	$5.45	$6.54
Medical	$—	$7.00	$5.25	$8.00
Licensed producers	$2.22	$4.00	$2.40	$4.02
Average gross selling price	$4.06	$4.28	$3.92	$4.34
Excise taxes	$(0.69)	$(0.21)	$(0.65)	$(0.23)
Average net selling price	$3.37	$4.07	$3.28	$4.11

For the three months ended June 30, 2020, the average net selling price was $3.37 per gram equivalent compared to $4.07 for the three months ended June 30, 2019. The decrease of $0.70 per gram equivalent was due to price discounts and return provisions, lower prices for bulk sales to other LP’s and a higher percentage of total sales to provincial boards subject to excise taxes. Price discounts were granted to provincial boards to promote the movement of slower selling products and price compression in the market. A return provision was recorded in the current period due to the likelihood of having returned product. Sale prices to other LP’s have decreased due to downward price pressure in the market. These factors contributed to a significant decrease in the average gross selling price when compared to the prior period.

For the six months ended June 30, 2020, the average net selling price was $3.28 per gram equivalent compared to $4.11 for the six months ended June 30, 2019. The decrease of $0.83 per gram equivalent was due to price discounts and return provisions, lower prices for bulk sales to other LP’s and a higher percentage of total sales to provincial boards subject to

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excise taxes. Price discounts were granted to provincial boards to promote the movement of slower selling products and ongoing price compression in the market. A return provision was recorded in the current period due to both physical returns of product and the likelihood of having additional slow moving and aged product returned. Sale prices to other LP’s have decreased due to downward price pressure in the market. These factors contributed to a significant decrease in the average gross selling price when compared to the prior period.

The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, vape cartridges and accessories, trim and bulk extracted oil) and the channels in which products are sold (principally Canadian provincial boards and LP’s).

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the six months ended June 30, 2020 and 2019 are only calculated based on adult-use cannabis sales to provincial boards.

Cash cost to produce

	Three months ended June 30		Six months ended June 30
($000s, except as indicated)	2020	2019	2020	2019
Cost of sales	17,336	10,434	30,843	11,212
Adjustments
Depreciation	1,549	791	2,329	855
Cash cost of sales	15,787	9,643	28,514	10,357
Packaging costs	185	84	1,361	34
Cash cost to produce (1)	15,602	9,559	27,153	10,323
Cash cost to produce per gram equivalent	$2.60	$2.02	$2.60	$2.04
(1)

Cash cost to produce and the related per gram amounts do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of cash cost to produce is discussed further in the “ADVISORY” section of this MD&A.

Cash cost to produce is defined as cost of sales less depreciation and packaging costs and provides a measure of the cash cost to produce the cannabis that has been sold in the period.

For the three months ended June 30, 2020, the cash cost to produce was $15.6 million compared to $9.6 million for the three months ended June 30, 2019. The increase of $6.0 million was due to an increase in kilogram equivalents sold compared to the prior period. The increase in cash cost to produce per gram was due to newer strains having a higher cost per gram and vapes having a higher cost per gram due to costs associated with converting dried flower to oil.

For the six months ended June 30, 2020, the cash cost to produce was $27.2 million compared to $10.3 million for the six months ended June 30, 2019. The increase of $16.9 million was due to an increase in kilogram equivalents sold compared to the prior period. The increase in cash cost to produce per gram was due to newer strains having a higher cost per gram and vapes having a higher cost per gram due to costs associated with converting dried flower to oil.

Cash cultivation and production (“C&P”) costs

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
C&P costs added to
Biological assets	5,972	13,485	16,176	20,652
Inventory	4,035	1,122	9,265	1,122
Total C&P costs (1)	10,007	14,607	25,441	21,774
(1)

Cash cultivation and production costs do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of cash cultivation and production costs is reconciled to cost of sales in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

C&P costs are defined as the costs related to growing, harvesting, processing and selling cannabis. Management believes that C&P costs are the most complete measure of operational performance at the facilities. C&P costs are comprised of

10

labour, power, nutrients, growing supplies, supplies and tools, transportation, maintenance, consumables, third party extraction, testing and irradiation. C&P costs are initially added to biological assets and inventory and are only reflected on the statements of loss and comprehensive loss within cost of sales as sales of cannabis are recognized.

For the three months ended June 30, 2020, C&P costs were $10.0 million compared to $14.6 million for the three months ended June 30, 2019. The decrease of $4.6 million was associated with the curtailment of cultivation and harvesting activities to align with anticipated market demand.

For the six months ended June 30, 2020, C&P costs were $25.4 million compared to $21.8 million for the six months ended June 30, 2019. The increase of $3.6 million was due to increases in labour, energy costs, packaging, testing and other growing costs, partially offset by the curtailment of cultivation and harvesting activities to align with anticipated market demand.

FINANCIAL RESULTS

Revenue

Revenue by form

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Revenue from dried flower	16,090	20,284	27,814	21,975
Revenue from vapes	6,259	—	10,608	—
Revenue from oil	1,992	—	2,509	—
Gross revenue	24,341	20,284	40,931	21,975

Revenue by channel

	Three months ended June 30		Six months ended June 30
($000s, except as indicated)	2020	2019	2020	2019
Provincial boards	18,133	3,393	28,333	4,138
Medical	5	7	21	8
Licensed producers	6,203	16,884	12,577	17,829
Gross revenue	24,341	20,284	40,931	21,975
Excise taxes	(4,147)	(985)	(6,731)	(1,177)
Net revenue	20,194	19,299	34,200	20,798
Gross revenue per gram sold	$4.06	$4.28	$3.92	$4.34
Net revenue per gram sold	$3.37	$4.07	$3.28	$4.11

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial regulatory authorities and to other LP’s. The Company’s sales growth strategy is to target branded sales and during the three and six months ended June 30, 2020, provincial board sales represented the majority of cannabis revenue, a milestone for the Company.

Gross revenue for the three months ended June 30, 2020 was $24.3 million compared to $20.3 million for the three months ended June 30, 2019. The increase of $4.0 million was mainly due to an increase of $14.7 million in provincial board sales, partially offset by a decrease of $10.7 million in sales to LP’s. The increase in provincial board sales was due to the Company expanding its provincial distribution network and launching additional brands and product formats. Current period board sales were partially offset by price discounts to promote the movement of slower selling products. Provincial board sales in the current period were made to nine different provinces and were comprised of branded flower

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and vapes, as compared to one province comprised of branded flower in the comparative period. The Company also made bulk flower and oil sales to other LP’s in the current period.

Gross revenue for the six months ended June 30, 2020 was $40.9 million compared to $22.0 million for the six months ended June 30, 2019. The increase of $18.9 million was mainly due to an increase of $24.2 million in provincial board sales partially offset by a decrease of $5.2 million in sales to LP’s. The increase in provincial board sales was due to the Company expanding its provincial distribution network and launching additional brands and product formats. Current period board sales were partially offset by price discounts to promote the movement of slower selling products and a provision for product returns for slower selling products. Provincial board sales in the current period were made to nine different provinces and were comprised of branded flower and vapes, as compared to one province comprised of branded flower in the comparative period. During the current period, the Company entered into a supply agreement with another LP to provide bulk flower, the supply of which will extend into the second half of 2020. The Company also made bulk flower and oil sales to other LP’s in the current period.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is delivered to the purchaser, such as provincially authorized distributors or retailers. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary.

Excise taxes for the three months ended June 30, 2020 were $4.1 million compared to $1.0 million for the three months ended June 30, 2019. The increase of $3.1 million was due to an increase in sales to provincial boards from the comparative period.

Excise taxes for the six months ended June 30, 2020 were $6.7 million compared to $1.2 million for the six months ended June 30, 2019. The increase of $5.5 million was due to an increase in sales to provincial boards from the comparative period.

Cost of sales

	Three months ended June 30		Six months ended June 30
($000s, except as indicated)	2020	2019	2020	2019
Cost of sales	17,336	10,434	30,843	11,212
Cost of sales per gram sold	$2.89	$2.20	$2.96	$2.21

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the three months ended June 30, 2020 were $17.3 million compared to $10.4 million for the three months ended June 30, 2019. The increase of $6.9 million was due to extraction costs related to vapes and oil, newer strains having higher costs and an increase in kilograms sold compared to the prior period. Branded and bulk flower sales in the prior period were comprised of only one strain. Cost of sales per gram sold for the three months ended June 30, 2020 were $2.89 compared to $2.20 for the three months ended June 30, 2019. The increase of $0.69 was due to newer strains having a higher cost per gram and vapes having a higher cost per gram due to costs associated with converting dried flower to oil.

Cost of sales for the six months ended June 30, 2020 were $30.8 million compared to $11.2 million for the six months ended June 30, 2019. The increase of $19.6 million was due to doubling kilogram equivalents sold compared to the prior period and extraction costs related to vapes and oils that were not in the comparative period. Cost of sales per gram sold for the six months ended June 30, 2020 were $2.96 compared to $2.21 for the six months ended June 30, 2019. The

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increase of $0.75 was due to newer strains having a higher cost per gram and vapes having a higher cost per gram due to costs associated with converting dried flower to oil.

Gross margin

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Net revenue	20,194	19,299	34,200	20,798
Cost of sales	17,336	10,434	30,843	11,212
Inventory obsolescence and impairment	10,026	—	17,741	—
Gross margin before fair value adjustments (1)	(7,168)	8,865	(14,384)	9,586
Change in fair value of biological assets	(1,756)	12,174	4,659	12,866
Change in fair value realized through inventory	(6,213)	(1,769)	(15,905)	(1,689)
Gross margin	(15,137)	19,270	(25,630)	20,763
(1)

Gross margin before fair value adjustments does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of gross margin before fair value adjustments is discussed further in the “ADVISORY” section of this MD&A.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross margin before fair value adjustments for the three months ended June 30, 2020 was negative $7.2 million compared to $8.9 million for the three months ended June 30, 2019. The decrease of $16.1 million was mainly due to an inventory obsolescence provision, higher cost of sales and flat revenue caused by lower sales prices which offset an increase in kilogram equivalents sold. The obsolescence provision was applied primarily to bulk shake and slow-moving bulk oil inventory due to a lack of market demand.

Gross margin before fair value adjustments for the six months ended June 30, 2020 was negative $14.4 million compared to $9.6 million for the six months ended June 30, 2019. The decrease of $24.0 million was mainly due to increased cost of sales relating to extraction costs for vapes and oils, an inventory obsolescence provision and price discounts which impacted net revenue. The inventory obsolescence provision was applied primarily to bulk shake and slow-moving bulk oil inventory due to a lack of market demand. Price discounts were granted to provincial boards to promote the movement of slower selling products.

The total inventory obsolescence and impairment recognized during the six months ended June 30, 2020 was $27.8 million, with $17.7 million relating to cost of sales and $10.0 million relating to the change in fair value realized through inventory.

Change in fair value of biological assets

Change in fair value of biological assets for the three months ended June 30, 2020 was a decrease of $1.8 million compared to an increase of $12.2 million for the three months ended June 30, 2019. The decrease of $14.0 million was due to a decrease in the number of plants and a decrease in the expected selling price less costs to sell per gram, partially offset by an increase in the weighted average maturity of the stage of growth.

Change in fair value of biological assets for the six months ended June 30, 2020 was an increase of $4.7 million compared to an increase of $12.9 million for the six months ended June 30, 2019. The decrease of $8.2 million was due to a decrease in the number of plants and a decrease in the expected selling price less costs to sell per gram, partially offset by an increase in the weighted average maturity of the stage of growth.

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

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Change in fair value realized through inventory

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Change in fair value realized through inventory sold	(2,849)	(1,769)	(5,882)	(1,689)
Change in fair value recognized through inventory obsolescence provision	(3,364)	—	(10,023)	—
Change in fair value realized through inventory	(6,213)	(1,769)	(15,905)	(1,689)

The change in fair value realized through inventory for the three months ended June 30, 2020 was a decrease of $6.2 million compared to a decrease of $1.8 million for the three months ended June 30, 2019. The decrease of $4.4 million was due to the fair value component of the excess and obsolete inventory provision and the reversal of prior period increases in fair value of biological assets as they are transferred to inventory and sold.

The change in fair value realized through inventory for the six months ended June 30, 2020 was a decrease of $15.9 million compared to a decrease of $1.7 million for the six months ended June 30, 2019. The decrease of $14.2 million was due to the fair value component of the excess and obsolete inventory provision and the reversal of prior period increases in fair value of biological assets as they are transferred to inventory and sold.

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

General and administrative

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Salaries and wages	2,366	2,432	6,639	3,782
Consulting fees	450	1,078	1,563	2,821
Office and general	2,958	1,594	5,852	3,013
Professional fees	765	783	2,301	893
Director compensation	80	—	190	—
Other	1,116	567	1,798	936
	7,735	6,454	18,343	11,445

General and administrative expenses for the three months ended June 30, 2020 were $7.7 million compared to $6.5 million for the three months ended June 30, 2019. The increase of $1.2 million was mainly due to increases in office and general expenses, partially offset by decreases in salaries and wages and consulting fees as a result of workforce optimizations implemented during the period. The increase in office and general expenses was mainly due to director and officer insurance and property insurance expenses.

General and administrative expenses for the six months ended June 30, 2020 were $18.3 million compared to $11.4 million for the six months ended June 30, 2019. The increase of $6.9 million was mainly due to increases in salaries and wages, office and general, professional fees and other costs, partially offset by a decrease in consulting costs.

Salaries and wages increased throughout 2019 due to the significant growth and expansion of the Company. During the first and second quarters of 2020, the Company commenced and continues to implement several streamlining and efficiency initiatives which include workforce optimization. Office and general costs increased mainly due to property and director and officer insurance costs. Professional fees increased due to legal fees and financial consulting fees. Other costs increased mainly due to royalties on Top Leaf products.

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Sales and marketing

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Sales and marketing	518	1,533	2,310	2,745

Sales and marketing expenses consist of brand development and promotion expenses, marketing personnel and related costs.

Sales and marketing expenses for the three months ended June 30, 2020 were $0.5 million compared to $1.5 million for the three months ended June 30, 2019. The decrease of $1.0 million was mainly due to a decrease in general marketing expenses as a result of the termination and renegotiation of the marketing contract with a former related party as part of the ongoing cost optimization initiatives.

Sales and marketing expenses for the six months ended June 30, 2020 were $2.3 million compared to $2.7 million for the six months ended June 30, 2019. The decrease of $0.4 million was mainly due to a decrease in general marketing expenses as a result of the termination and renegotiation of the marketing contract with a former related party as part of the ongoing cost optimization initiatives.

Share-based compensation

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Simple warrants	257	13,337	951	14,997
Performance warrants	—	(390)	(42)	10,575
Stock options	159	—	319	—
Restricted share units	423	—	685	—
Deferred share units	1,046	—	1,208	—
Shares issued for services	—	499	—	582
	1,885	13,446	3,121	26,154

Share-based compensation expense includes the expense related to the issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Company’s board of directors.

Fair value pre-IPO

Given the absence of an active trading market for the Company’s common shares prior to its initial public offering (“IPO”), determining the fair value of the Company’s common shares required the Company’s board of directors to make complex and subjective judgments. The Company’s board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common shares as of the date of each grant. For periods prior to January 1, 2019, the fair value of share-based compensation expense was primarily estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee. Subsequent to January 1, 2019, the fair value of share-based compensation expenses was estimated using the value of the equity or convertible security issued to third parties for cash within a reasonable period of time of the grant to the employee, as well as other factors, including: the Company’s stage of development; the impact of significant corporate events, operational changes or milestones; material risks related to the business; regulatory developments in the Company’s industry that the Company expected to have an impact on its operations or available markets for its products; the Company’s financial condition and operating results, including its revenue, losses and levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. and Canadian market conditions; the likelihood and potential timing of achieving a liquidity event or completing an offering of common shares, such as an initial public offering; and that the instruments involved illiquid securities of a private company.

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Fair value post-IPO

Subsequent to the consummation of the Company’s IPO on August 6, 2019, the fair value of the Company’s shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. The Company determines the amount of share-based compensation expense by utilizing the Black-Scholes pricing model with inputs based on the terms of the award, including the strike price, and other estimates and assumptions, including the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the awards granted.

Share-based compensation expense for the three months ended June 30, 2020 was $1.9 million compared to $13.4 million for the three months ended June 30, 2019. The decrease of $11.5 million was due to the accelerated vesting of share-based compensation awards in the prior period due to the completion of the initial public offering and a decrease in the value of the share-based compensation awards granted, partially offset by an increase in the number of awards granted. Share-based compensation expense for the three months ended June 30, 2020 included the issuance of 1,982,953 RSUs, 1,257,369 DSUs and 481,600 stock options at an average exercise price of $1.16. Share-based compensation expense for the three months ended June 30, 2019 included the issuance of 2,315,200 simple warrants at an average exercise price of $5.82 and 40,000 performance warrants at an average exercise price of $1.72.

Share-based compensation expense for the six months ended June 30, 2020 was $3.1 million compared to $26.2 million for the six months ended June 30, 2019. The decrease of $23.1 million was due to the accelerated vesting of share-based compensation awards in the prior period due to the completion of the initial public offering and a decrease in the value of the share-based compensation awards granted, partially offset by an increase in the number of awards granted. In addition, the comparative period included adjustments to the fair value of performance warrants that were recognized in share-based compensation expense. Share-based compensation expense for the six months ended June 30, 2020 included the issuance of 2,998,913 RSUs, 1,289,901 DSUs and 481,600 stock options at an average exercise price of $1.16. Share-based compensation expense for the six months ended June 30, 2019 included the issuance of 3,563,200 simple warrants at an average exercise price of $6.28 and 568,000 performance warrants at an average exercise price of $12.42.

Restructuring costs

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Restructuring costs	2,363	—	5,082	—

As part of the Company’s objective to optimize asset utilization and reduce costs, the Company commenced and continues to implement several streamlining and efficiency initiatives to align its cost structure and labour force costs with current market conditions. Restructuring costs of $2.4 million and $5.1 million for the three and six months ended June 30, 2020 represent severance costs relating to the workforce reductions, legal, professional and consulting fees that relate directly to the restructuring and finance costs relating to the amendment and restatement of the Syndicated Credit Agreement and extinguishment of the Term Debt Facility.

Asset impairment

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Asset impairment	—	—	5,659	162

The Company determined that indictors of impairment existed during the six months ended June 30, 2020 with respect to the Company’s British Columbia cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined

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to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million.

Transaction costs

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Transaction costs	1,297	—	2,398	—

Transaction costs of $2.4 million for the six months ended June 30, 2020 include legal costs and various financing initiatives.

Finance costs

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Cash finance expense
Interest on Term Debt Facility	133	92	2,936	92
Interest on Syndicated Credit Agreement	1,057	—	2,254	—
Interest on Credit Facilities	—	717	—	1,332
Interest on Senior Convertible Notes	—	372	—	372
Interest on Convertible Notes	—	901	—	1,751
Interest on other debt	—	738	—	1,535
Other finance costs	(54)	3,006	140	3,548
	1,136	5,826	5,330	8,630
Non-cash finance expense
Accretion	88	1,419	1,622	2,253
Amortization of debt issue costs	367	288	723	540
Change in fair value of convertible notes	(489)	—	(489)	—
Change in fair value of derivative warrant liabilities	(411)	—	(411)	—
Other	(66)	—	(40)	—
	(511)	1,707	1,405	2,793
Less: interest capitalized relating to construction in progress	—	(175)	—	(1,280)
Interest income	(34)	—	(162)	—
	591	7,358	6,573	10,143

Finance costs include interest on the Company’s indebtedness, accretion expense associated with the Company’s indebtedness, changes in the fair value of the Secured Convertible Note, Unsecured Convertible Notes and derivative warrant liabilities and certain other expenses, net of capitalized interest related to construction in progress.

Finance costs for the three months ended June 30, 2020 were $0.6 million compared to $7.4 million for the three months ended June 30, 2019. The decrease of $6.8 million was due to decreased interest expense on the Company’s debt instruments as a result of decreased principal outstanding effective March 30, 2020, the extinguishment of the Term Debt Facility and changes in fair value relating to convertible notes and derivative warrant liabilities. In the prior period, the production facilities were under construction and the related interest cost was capitalized to construction in progress.

Finance costs for the six months ended June 30, 2020 were $6.6 million compared to $10.1 million for the six months ended June 30, 2019. The decrease of $3.5 million was due to decreased accretion on long-term debt and amortization of debt issue costs, decreases in other finance costs and changes in fair value of convertible notes and derivative warrant liabilities, partially offset by an increase in interest expense on the Company’s debt instruments. In the prior period, the production facilities were under construction and the related interest cost was capitalized to construction in progress.

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Income tax recovery

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Income tax recovery	—	—	—	3,609

Income tax recovery represents the Company’s intention to settle provincial and federal income taxes payable and recoverable on a net basis between entities under common control subject to income tax under the same taxation authority.

Income tax recovery for the six months ended June 30, 2019 was $3.6 million and was due to the Company’s acquisition of a 50% interest in Pathway Rx. Upon acquisition of the Company’s 50% interest in Pathway Rx, $3.6 million of the purchase price was allocated to a deferred tax liability. This liability was subsequently adjusted to nil, with a corresponding adjustment of $3.6 million recorded to income tax recovery, on the basis that the Company and Pathway Rx are subject to income tax under the same taxation authority.

Net loss from continuing operations

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Net loss from continuing operations	(31,560)	(12,350)	(69,950)	(29,052)

Net loss for the three months ended June 30, 2020 was $31.6 million compared to a net loss of $12.4 million for three months ended June 30, 2019. The increase loss of $19.2 million was due to increases in cost of sales, an inventory obsolescence provision, decrease in the change in fair value of biological assets, increases in general and administrative expenses, restructuring costs and transactions costs, partially offset by increases in revenue, lower sales and marketing expense, research and development expense, share-based compensation and finance costs.

Net loss for the six months ended June 30, 2020 was $70.0 million compared to a net loss of $29.1 million for six months ended June 30, 2019. The increase loss of $40.9 million was due to increases in cost of sales, an inventory obsolescence provision, decreases in change in fair value of biological assets and inventory, increases in general and administrative expenses, depreciation and amortization, restructuring costs, asset impairment and transaction costs, partially offset by increases in revenue and lower share-based compensation expense and finance costs.

Adjusted EBITDA from continuing operations

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Adjusted EBITDA from continuing operations	(3,898)	(455)	(15,541)	(5,979)

Adjusted EBITDA from continuing operations does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of adjusted EBITDA is reconciled to net loss in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

Adjusted EBITDA from continuing operations was a loss of $3.9 million for the three months ended June 30, 2020 compared to a loss of $0.5 million for the three months ended June 30, 2019. The increase loss was due to the following:

•	Increase in cost of sales due to extraction costs and an increase in kilogram equivalents sold; and
•	Increase in general and administrative expenses.

In addition, the loss was partially offset by the following:

•	Increases in revenue;
•	Decrease in sales and marketing expense due to a decrease in general marketing activities; and
•	Decrease in research and development expenses.

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Adjusted EBITDA from continuing operations was a loss of $15.5 million for the six months ended June 30, 2020 compared to a loss of $6.0 million for the six months ended June 30, 2019. The increase loss was due to the following:

•	Increase in cost of sales due to extraction costs and an increase in kilogram equivalents sold; and
•	Increase in general and administrative expenses.

In addition, the loss was partially offset by the following:

•	Increase in net revenue due to the Company expanding its provincial distribution network and launching additional brands and product formats; and
•	Decrease in research and development expenses.

DISCONTINUED OPERATIONS – ORNAMENTAL FLOWERS

The sale of Bridge Farm closed on June 5, 2020. The Bridge Farm operations comprised the entire Ornamental Flower segment that was located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation. The comparative consolidated statement of loss and comprehensive loss and statement of cash flows in the financial statements for the three and six months ended June 30, 2019 have been re-presented to show the discontinued operation separately from continuing operations. With the disposition of the Ornamental Flower segment, the Company no longer has multiple segments. Accordingly, the Cannabis operations in Canada comprise the entire operations of the Company.

During the six months ended June 30, 2020, the Company recorded revenues of $22.1 million from Bridge Farm and net loss of $34.5 million from Bridge Farm, which includes a loss on the disposition of Bridge Farm of $15.0 million.

Capital expenditures with respect to discontinued operations during the six months ended June 30, 2020 consisted of $4.4 million mainly related to the Bridge Farm Clay Lake facility.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2020		2019				2018
($000s, except as indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenue (1)	24,341	16,590	16,262	28,690	20,284	1,691	—	—
Net loss from continuing operations attributable to owners of the Company	(31,483)	(38,302)	(30,244)	(87,656)	(12,322)	(16,702)	(35,951)	(13,155)
Per share, basic and diluted	(0.30)	(0.36)	(0.28)	(0.95)	(0.16)	(0.24)	(0.49)	(0.18)
Net loss from discontinued operations attributable to owners of the Company	(28,860)	(5,593)	(114,744)	(9,796)	—	—	—	—
Per share, basic and diluted	(0.27)	(0.05)	(1.08)	(0.11)	—	—	—	—
Net loss attributable to owners of the Company	(60,343)	(43,895)	(144,988)	(97,452)	(12,322)	(16,702)	(35,951)	(13,155)
Per share, basic and diluted	(0.57)	(0.41)	(1.36)	(1.06)	(0.16)	(0.24)	(0.49)	(0.18)
(1)	Gross revenue from continuing operations.

During the eight most recent quarters the following items have had a significant impact on the Company’s results:

•	commencing production of cannabis in the third quarter of 2018 with sales beginning in the first quarter of 2019;
•	significantly increasing production capacity with the expansions to the Olds facility;
•	increasing the number of cannabis plants and weighted average maturity of their stage of growth;
•	increasing staffing to support growth and expansion initiatives;
•	increasing marketing, promotion and branding activities relating to the commencement of adult-use cannabis;
•	acquisition of Bridge Farm;
•	terminating the Investment and Royalty Agreement;
•	non-cash impairment charge of goodwill relating to Bridge Farm’s CBD cash generating unit;

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•	price discounts and provisions for product returns
•	impairment of property, plant and equipment;
•	provision for inventory obsolescence;
•	disposition of Bridge Farm;
•	issuance of Secured Convertible Note and warrants;
•	issuance of Unsecured Convertible Notes and warrants; and
•	extinguishment of the Term Debt Facility.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	June 30, 2020	December 31, 2019
Cash and cash equivalents	21,629	45,337

Syndicated Credit Agreement (a)	72,772	82,910
Term Debt Facility (b)	—	95,003
Secured Convertible Note (c)	54,282	—
Unsecured Convertible Notes (d)	16,330	—
	143,384	177,913

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity, issue new debt or repay existing debt, subject to the availability of commercial terms. The Company will require additional financing in the near term, see “Strategy and Outlook – Strategic Alternatives and Capital Raising” for more information.

The Company’s primary need for liquidity is to fund capital expenditures, working capital requirements, debt service requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations, make planned capital expenditures and meet debt service requirements depends on future operating performance and cash flows, as well as the availability of future financing – all of which is subject to prevailing economic conditions and financial, business and other factors.

On June 5, 2020, the Company entered into an amended and restated credit agreement, executed a refinancing transaction under its Term Debt Facility, executed an intercreditor agreement and closed the sale of Bridge Farm. The amended and restated credit agreement includes a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020. Additionally, principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020.

Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement minimum cash balance covenant at October 31, 2020. The Company plans to access the capital markets to raise additional liquidity. For example, the Company has filed a registration statement for a mixed shelf prospectus allowing it to issue common shares in an amount up to US$100 million at its discretion, and intends to establish an at-the-market equity program covering issuances of up to US$50 million. There can be no guarantee that the Company will be able to raise additional capital on terms acceptable to it or at all. See “Strategy and Outlook – Strategic Alternatives and Capital Raising” for more information.

The condensed consolidated interim financial statements for the three and six months ended June 30, 2020 contain a going concern qualification. The Company is an early-stage company and has accumulated significant losses to date. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flow from operating activities. These conditions, combined with the Company’s dependence on third party financing in the near term to fund its business plan, indicate the existence of a material uncertainty that casts significant doubt on the Company’s ability to continue as a going concern.

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Management believes its current capital resources and its ability to manage cash flow and working capital levels will require the Company to seek future additional financing to allow it to meet its obligations, to make debt service requirements, and to fund the other needs of its business. However, no assurance can be given that future sources of capital will be available. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Any delay or failure to complete any additional financing would have a material adverse effect on the Company’s business, results of operations and financial condition, and the Company may be forced to reduce or cease its operations or seek relief under applicable bankruptcy law. The condensed consolidated interim financial statements for the three and six months ended June 30, 2020 do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

Debt

As at June 30, 2020, the Company’s available debt facilities, as detailed below, were fully drawn.

a)	Syndicated Credit Agreement

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility were classified as current liabilities on the Company’s consolidated statement of financial position. The Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before April 15, 2020 it would (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with the each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility setting out a financing strategy for the Company. On April 15, 2020, the Company and its senior lenders agreed to amend the terms of the waiver by extending the date required to enter into a definite purchase agreement related to the sale of Bridge Farm to April 30, 2020, and on May 1, 2020, the date was extended to May 11, 2020. On May 12, 2020, the Company announced that the previously extended waiver expired, however, on May 14, 2020, the Company obtained a new waiver for the December 31, 2019 covenant breach as described below.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it would (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm.

On June 1, 2020, the Company’s senior lenders amended the terms of the May 14, 2020 waivers and agreements extending the required completion of defined milestones to June 5, 2020.

On June 5, 2020, the Company entered into an amended and restated credit agreement, executed a refinancing transaction under its Term Debt Facility, executed an intercreditor agreement and closed the sale of Bridge Farm. The amended and restated credit agreement included a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020. Additionally, principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020.

At June 30, 2020, the Syndicated Credit Agreement contained certain financial covenants to maintain:

(i)	The Company must maintain a minimum unrestricted cash balance of $2.5 million;
(ii)

A senior funded debt to EBITDA ratio (the aggregate amount of all debt excluding accrued liabilities, taxes, subordinated debt and debt arising pursuant to the Bridge Farm Guarantee, divided by earnings before interest, taxes, depreciation, non-recurring extraordinary losses, any other unusual or non-recurring expenses and losses attributable to minority Equity interests) at March 31, 2021 (December 31, 2020 if the aggregate unconverted principal amount of the Unsecured Convertible Notes is less than US$5.0 million) and as at the end of every fiscal quarter thereafter; and

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(iii)

A fixed charge coverage ratio at March 31, 2021 (December 31, 2020 if the aggregate unconverted principal amount of the Unsecured Convertible Notes is less than US$5.0 million) and as at the end of every fiscal quarter thereafter.

At June 30, 2020, the Company was in compliance with all financial covenants under the Syndicated Credit Agreement.

b)	Term Debt Facility

At December 31, 2019, the Company was subject to three financial covenants under this facility, so long as the principal amount owing under the Term Debt Facility was greater than $75 million.

At March 31, 2020, the Company was in compliance with all financial covenants under the Term Debt Facility. At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility were classified as current liabilities on the Company’s consolidated statement of financial position.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility.

On June 5, 2020, the Company entered into a restructuring and novation agreement (the “Restructuring and Novation Agreement”) and a securities restructuring agreement (the “Securities Restructuring Agreement”) whereby $45.0 million of principal from the Term Debt Facility was assigned to the Bridge Farm Purchaser and the remaining $73.2 million of principal plus accrued interest was extinguished and replaced with $73.2 million senior second lien convertible notes of the Company. See section (c) “Secured Convertible Note” below.

c)	Secured Convertible Note

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Company entered into the Securities Restructuring Agreement, pursuant to which the $73.2 million balance of the Term Debt Facility was extinguished and replaced with $73.2 million senior second lien convertible notes (the “Secured Convertible Note”), convertible into common shares at an initial price of US$1.00 per common share. The Company also issued common share purchase warrants to acquire up to 17.5 million common shares at an exercise price of US$1.00 per warrant and common share purchase warrants to acquire up to 17.5 million common shares at an exercise price of US$1.20 per warrant (the “Secured Convertible Note Warrants”).

The Secured Convertible Note matures on June 5, 2022 and does not bear interest, except upon the occurrence of defined triggering events. The Secured Convertible Note is secured by a second priority lien on the assets and property of the Company.

The Secured Convertible Note can be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes is less than US$3.0 million and February 1, 2021 (the “Threshold Date”). Beginning on the Threshold Date, up to $10 million of principal can be converted into common shares per month at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 92% of the volume weighted average price of the Company’s common shares during the eight consecutive trading day period ending and including the date of delivery of the conversion notice. The Secured Convertible Note and related warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price of the Secured Convertible Note or warrants, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

d)	Unsecured Convertible Notes

On June 5, 2020, in connection with the debt restructuring transactions, the Company entered into a securities purchase agreement providing for the sale of a new series of unsecured senior subordinated convertible notes (the

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“Unsecured Convertible Notes”) in the aggregate principal amount of US$18.0 million, convertible into common shares at any time at the option of the holder at an initial conversion price of US$1.00, and common share purchase warrants to acquire up to 14.5 million common shares at an initial exercise price of US$0.9338 per common share (the “Unsecured Convertible Note Warrants”). In connection with the securities purchase agreement, placement agents for the offering were issued common share purchase warrants to acquire up to 1,080,000 common shares at an exercise price of US$1.00 per common share (the “Agent Warrants”).

The Unsecured Convertible Notes mature on June 5, 2022 and do not bear interest, except upon the occurrence of defined triggering events.

The Unsecured Convertible Notes can be converted into common shares at any time. Up to US$4.0 million of principal can be converted into common shares per month at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 88% of the lowest volume weighted average price of the Company’s common shares during the five consecutive trading day period ending and including the date of delivery of the conversion notice. The Unsecured Convertible Notes and related warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%. The Company has filed a registration statement which allows the investors to offer and sell the common shares issuable upon conversion or exercise of the Unsecured Convertible Notes and Unsecured Convertible Note Warrants. The registration statement was declared effective by the U.S. Securities and Exchange Commission on July 20, 2020.

The conversion or exercise price of the Unsecured Convertible Note and warrants, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

Equity

As at June 30, 2020, the Company had the following share capital instruments outstanding:

(000s)	June 30, 2020	December 31, 2019
Common shares	104,637	107,180
Common share purchase warrants (1)	6,165	6,165
Simple warrants (2)	7,569	9,815
Performance warrants (3)	4,365	5,799
Stock options (4)	721	624
Restricted share units	2,989	49
Deferred share units	1,348	368
(1)	6.2 million warrants were exercisable as at June 30, 2020.
(2)	5.4 million simple warrants were exercisable as at June 30, 2020.
(3)	3.7 million performance warrants were exercisable as at June 30, 2020.
(4)	0.1 million stock options were exercisable as at June 30, 2020.

As at June 30, 2020, the Company had 104.6 million shares outstanding (December 31, 2019 - 107.2 million shares).

Common shares were issued during 2020 in connection with the following transactions:

•	As part of the consideration for the Bridge Farm Disposition, 2.7 million common shares were returned to the Company and cancelled.

From July 1, 2020 to August 13, 2020, $6.9 million aggregate principal of Unsecured Convertible Notes was converted into common shares at a weighted average price of US$0.4922 resulting in the issuance of 14.1 million common shares.

As at August 13, 2020 a total of 118.8 million common shares were outstanding.

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Capital Expenditures

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Olds facility	271	30,794	1,222	58,552
Rocky View facility	—	(7)	—	121
Merritt facility (1)	(1,241)	2,431	(1,241)	4,019
Other	1,087	219	1,812	1,345
Total	117	33,437	1,793	64,037
(1)	The expenditure recovery for the Merritt facility resulted from the refund of provincial hydro and utility deposits.

Facilities

	Olds facility	Rocky View facility	Merritt facility
Location	Olds, Alberta, Canada	Rocky View, Alberta, Canada	Merritt, British Columbia, Canada
Format	Indoor modular	Indoor	Indoor modular
Primary purpose	Cultivation and extraction	Research and development	Cultivation and extraction
Total current facility size (sq. ft.)	428,000	31,000	—
Additional planned facility size (sq. ft.)	20,000(1)	—	35,000(2)
Total projected facility size (sq. ft.)	448,000	31,000	35,000
(1)	Subject to construction and licensing of an extraction and processing building (20,000 sq. ft.) and availability of capital resources and liquidity.
(2)	Construction has been deferred. Future construction, if any, will be subject to available capital resources, liquidity and licensing.

Capital expenditures will be limited to essential expenditures required to complete the extraction and processing facility at the Olds facility (approximately $5 million) and is expected to be completed by the end of the fourth quarter of 2020.

Expenditures relating to funding research performed by Pathway Rx (approximately $1 million) have been temporarily deferred in order to improve liquidity and align capital expenditures with market demand.

Expenditures required to maintain production capacity are not expected to be significant as the construction of the majority of the Company’s facilities is substantially complete. The Company expects approximately $0.5 million per quarter of maintenance capital for the remainder of 2020 to maintain current capacity.

Olds facility

The Olds facility is the Company’s flagship facility whose primary purpose is to grow cannabis for the Canadian market. The Olds facility is complete and fully licensed for cannabis cultivation, processing and sale by Health Canada. The Company has received a licence from Health Canada for approximately 428,000 square feet with 126 cultivation rooms comprised of H Block (approximately 32,000 square feet with 12 cloning and vegetation rooms), H Block extension (approximately 46,000 square feet with 14 flowering rooms) and Pods 1 through 5 (each approximately 70,000 square feet with 20 flowering rooms).

The Company had commenced construction of an extraction and processing facility at Olds, estimated to be approximately 20,000 square feet, to support a fully operational Olds facility. The construction of the facility is complete, however, expenditures for the extraction equipment (approximately $5 million) were temporarily deferred during the first quarter of 2020. The Company is expecting to finish construction of the extraction and processing facility by the end of the fourth quarter of 2020.

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Merritt facility

Construction of the Merritt facility had been temporarily deferred pending increases in market demand. In addition, the Company is considering strategic alternatives for its asset base, including a sale of the Merritt facility. The Merritt facility was intended to serve as the primary production facility of the Company’s BC Weed Co. brand.

The amount of remaining capital expenditures at the Merritt facility depends on the scale of the facility to be constructed. A mini-pod is expected to cost $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete. The Company began construction of the Merritt facility in March 2019 and has invested approximately $10.0 million in the project as of March 31, 2020. The Company had submitted its initial licence application to Health Canada. However, Health Canada will not substantively review the licence application until the Merritt facility is fully constructed and is accepted by Health Canada as compliant with the requirements of the Cannabis Regulations (SOR/2018-144).

The Company determined that indictors of impairment existed during the six months ended June 30, 2020 with respect to the Company’s British Columbia cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million

Pathway Rx

The Company owns a 50% interest in Pathway Rx, a company that uses advanced technologies, including machine learning approaches, to screen an extensive library of cannabis strains to identify and customize treatments for a wide range of medical applications. The Company expects minimal expenditures of approximately $1 million to fund research performed by Pathway Rx.

Cash Flow Summary

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Cash provided by (used in):
Operating activities	(12,506)	(9,664)	(30,016)	(28,466)
Investing activities	(2,743)	(29,002)	(10,380)	(51,149)
Financing activities	17,433	64,095	17,602	103,928
Effect of exchange rate changes	(36)	—	1,522	—
Change in cash and cash equivalents	2,148	25,429	(21,272)	24,313

Cash Flow – Operating Activities

Net cash used in operating activities was $12.5 million for the three months ended June 30, 2020 compared to $9.7 million used in operating activities for the three months ended June 30, 2019. The increase of $2.8 million was due to an increase in net loss adjusted for non-cash items, partially offset by an increase in non-cash working capital. The increase in non-cash working capital is comprised of fair value changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Net cash used in operating activities was $30.0 million for the six months ended June 30, 2020 compared to $28.5 million used in operating activities for the six months ended June 30, 2019. The increase of $1.5 million was due to an increase in net loss adjusted for non-cash items, partially offset by an increase in non-cash working capital. The increase in non-cash working capital is comprised of fair value changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

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Cash Flow – Investing Activities

Net cash used in investing activities was $2.7 million for the three months ended June 30, 2020 compared to $29.0 million used in investing activities for the three months ended June 30, 2019. The decrease of $26.3 million was mainly due to a decrease in capital expenditures, partially offset by a decrease in non-cash working capital mainly comprised of accounts payable related to facility construction.

Net cash used in investing activities was $10.4 million for the six months ended June 30, 2020 compared to $51.1 million used in investing activities for the six months ended June 30, 2019. The decrease of $40.7 million was mainly due to a decrease in capital expenditures and proceeds from the disposal of the Company’s Kamloops property, partially offset by a decrease in non-cash working capital mainly comprised of accounts payable related to facility construction.

The Company is limiting capital expenditures to only essential expenditures required to complete the extraction and processing facility at the Olds facility, pending available capital resources and liquidity, in order to improve working capital and liquidity.

Cash Flow – Financing Activities

Net cash provided by financing activities was $17.4 million for the three months ended June 30, 2020 compared to $64.1 million provided by financing activities for the three months ended June 30, 2019. The decrease of $46.7 million was due to proceeds in the current period from the issuance of the Unsecured Convertible Notes, compared to the prior period which includes proceeds from the Term Debt Facility and credit facilities, proceeds from the issuance of convertible notes and proceeds from the exercise of warrants, partially offset by repayment of other debt instruments and change in restricted cash.

Net cash provided by financing activities was $17.6 million for the six months ended June 30, 2020 compared to $103.9 million provided by financing activities for the six months ended June 30, 2019. The decrease of $86.3 million was due to proceeds in the current period from the issuance of the Unsecured Convertible Notes, compared to the prior period which includes proceeds from the Term Debt Facility and credit facilities, proceeds from the issuance of convertible notes and proceeds from the exercise of warrants, partially offset by repayment of other debt instruments and change in restricted cash.

Liquidity risks associated with financial instruments

Interest rate risk

The Company is exposed to interest rate risk in that changes in market interest rates will cause fluctuations in the fair value of future cash flows. The Company is exposed to interest rate risk through its Syndicated Credit Agreement which has a variable interest rate. For the six months ended June 30, 2020, a 1% increase in the prime interest rate would result in additional interest expense of $0.4 million (six months ended June 30, 2019 - $0.1 million).

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents and accounts receivable. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

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Foreign currency risk

The Company is exposed to risks arising from fluctuations in currency exchange rates between the Canadian dollar and United States dollar. At June 30, 2020, the Company’s primary currency exposure related to the United States dollar (“USD”) balances. The following table summarizes the Company’s foreign currency exchange risk for each of the currencies indicated:

As at June 30, 2020 ($000s)	USD
Cash and cash equivalents	12,577
Accounts receivable	—
Accounts payable and accrued liabilities	(1,573)
Net foreign exchange exposure	11,004
Translation to CAD	1.3628
CAD equivalent at period end exchange rate	14,996

Based on the net foreign exchange exposure at the end of the year, if these currencies had strengthened or weakened by 10% compared to the Canadian dollar and all other variables were held constant, the after-tax earnings would have decreased or increased by approximately the following amounts:

($000s)	Six months ended June 30, 2020
Impact on profit (loss)	1,500

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans.

The condensed consolidated interim financial statements for the six months ended June 30, 2020 contain a going concern qualification. Management believes its current capital resources and its ability to manage cash flow and working capital levels will require the Company to seek future additional financing to allow it to meet its obligations, to make debt service requirements, and to fund the other needs of its business. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement minimum cash balance covenant at October 31, 2020. The Company plans to access the capital markets to raise additional liquidity. However, no assurance can be given that future sources of capital will be available. The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations. Any delay or failure to complete any additional financing would have a material adverse effect on the Company’s business, results of operations and financial condition, and the Company may be forced to reduce or cease its operations. See “Strategy and Outlook – Strategic Alternatives and Capital Raising”.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)	Commitments

The information presented in the table below reflects managements estimate of the contractual maturities of the Company’s obligations at June 30, 2020. These maturities may differ significantly from the actual maturities of these obligations.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Syndicated Credit Agreement (1)	8,400	65,600	—	—	74,000
Lease obligations	236	483	312	—	1,031
Total	8,636	66,083	312	—	75,031

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should

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the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at June 30, 2020 of $1.5 million (December 31, 2019 - $1.5 million)

b)	Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” in the Annual Report.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, breach of fiduciary duty, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis and a return by one of the Company’s customers.

We can provide no assurance as to the outcome of these proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

NON-IFRS MEASURES

Certain financial measures in this MD&A including adjusted EBITDA, cash costs to produce, cultivation and production costs and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA from continuing operations

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Generally, adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

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The following tables reconcile adjusted EBITDA to net loss for the periods noted.

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Net loss from continuing operations	(31,560)	(12,350)	(69,950)	(29,052)
Adjustments
Finance costs	591	7,358	6,573	10,143
Loss on financial obligation	—	725	—	725
Depreciation and amortization	1,277	148	1,934	268
Income tax recovery	—	—	—	(3,609)
Change in fair value of biological assets	1,756	(12,174)	(4,659)	(12,866)
Change in fair value realized through inventory	6,213	1,769	15,905	1,689
Unrealized foreign exchange (gain) loss	583	555	(1,186)	422
Share-based compensation	1,885	13,529	3,121	26,154
Asset impairment	—	—	5,659	162
Loss on disposition of PP&E	122	(15)	(488)	(15)
Cost of sales non-cash component (1)	1,549	—	2,329	—
Inventory obsolescence and impairment	10,026	—	17,741	—
Restructuring costs	2,363	—	5,082	—
Transaction costs (2)	1,297	—	2,398	—
Adjusted EBITDA from continuing operations	(3,898)	(455)	(15,541)	(5,979)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs are non-recurring costs related to the IPO.

Cash costs to produce

Cash costs to produce is a non-IFRS measure which the Company uses to evaluate its operating performance. Cash costs to produce provides information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash and post-production expenses associated with growing costs. Cash costs to produce is defined as cost of sales less depreciation and packaging costs. Cash costs to produce are reconciled to cost of sales in the “OPERATIONAL RESULTS” section of this MD&A.

Cash cultivation and production costs

Cash cultivation and production costs (“C&P costs”) are a non-IFRS measure which the Company uses to evaluate its operating performance. C&P costs are defined as the costs related to growing, harvesting, processing and selling cannabis. Management believes that C&P costs are the most complete measure of operational performance at the facilities. C&P costs are comprised of labour, power, nutrients, growing supplies, supplies and tools, transportation, maintenance and consumables. C&P costs are initially added to biological assets and inventory and are only reflected on the statements of loss and comprehensive loss within cost of sales as sales of cannabis are recognized.

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The following table reconciles C&P costs to biological assets and inventory.

	Three months ended June 30		Six months ended June 30
($000s)	2020	2019	2020	2019
Biological assets	3,047	12,835	3,047	12,835
Adjustments
Beginning balance	(9,352)	(6,222)	(11,888)	(876)
Unrealized change in fair value	1,756	(13,001)	(4,659)	(13,693)
Transfers to inventory	12,758	21,410	35,280	25,695
Depreciation and G&A	(2,439)	(2,857)	(5,515)	(4,639)
Other costs	202	1,320	(89)	1,330
Total C&P costs added to biological assets	5,972	13,485	16,176	20,652

Inventory	55,633	17,485	55,633	17,485
Adjustments
Beginning balance	(66,700)	(5,049)	(59,211)	(1,234)
Transfers from biological assets	(12,758)	(21,410)	(35,280)	(25,695)
Depreciation and G&A	(394)	(279)	(1,010)	(279)
Transfer to cost of goods sold	20,359	11,681	37,295	12,374
Obsolescence provision	12,272	—	27,298	—
Inventory extraction and purchases	(3,372)	—	(15,654)	—
Other costs	(1,005)	(1,306)	194	(1,529)
Total C&P costs added to inventory	4,035	1,122	9,265	1,122
Total C&P costs	10,007	14,607	25,441	21,774

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS measure which the Company uses to evaluate its operating performance. Gross margin before fair value adjustments provides useful information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

RELATED PARTIES

Loan receivable agreements

The Company has entered into separate shareholder loan agreements with two (December 31, 2019 – two) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by the employees’ shareholdings in the Company. The loans are each repayable in full upon an employees’ departure from employment, a change in control of the Company or sale of the Company. As at June 30, 2020, $0.2 million (December 31, 2019 - $0.2 million), had been advanced under these loan agreements.

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Related party transactions

	Transactions		Balance outstanding
($000s)	Six months ended June 30 2020	Six months ended June 30 2019	June 30 2020	December 31 2019
Marketing, brand research and development (a)	1,144	1,333	—	(265)
Legal services (b)	1,677	1,479	(1,333)	(397)
	2,821	2,812	(1,333)	(662)
(a)	A former member of the Board of Directors controls a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors is a partner at a law firm which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to between related parties.

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2020, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the Contractual Commitments and Obligations section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of cash generating units (“CGUs”), value of biological assets and inventory, estimating potential future returns and pricing adjustments on revenue, deferred tax assets, share-based compensation, convertible instruments, financial obligations, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•	Demand for cannabis for recreational and medical purposes;
•	Price of cannabis;
•	Expected sales volumes;
•	Changes in market discount rates;
•	Future development and operating costs;
•	Costs to convert harvested cannabis to finished goods;
•	Expected yields from cannabis plants;
•	Potential returns and pricing adjustments;
•	Interpretation of income tax laws; and
•	Facts and circumstances supporting the likelihood and amount of contingent liabilities

Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions, impairments, losses and income taxes. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions, derivative financial instruments and accounts payable.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

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NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

Risks Related to the Unsecured Convertible Notes and Unsecured Convertible Note Warrants and the Secured Convertible Note and Secured Convertible Note Warrants

The holders of Unsecured Convertible Notes may, at their option, at any time, convert their Unsecured Convertible Notes into, or exercise their Unsecured Convertible Note Warrants for, common shares based on agreed-upon formulae. The holder of the Secured Convertible Note and Secured Convertible Note Warrants may do the same after the Threshold Date (as defined herein). Any such conversion or exercise will result in significant dilution to the Company’s shareholders.

The Company’s shareholders may experience significant dilution as a result of issuance by the Company of common shares pursuant to the Unsecured Convertible Notes and Unsecured Convertible Note Warrants and, following the Threshold Date, the Secured Convertible Note and the Secured Convertible Note Warrants. The conversion price for the Unsecured Convertible Notes will initially be equal to US$1.00 and is subject to adjustment upon an event of default as well as customary anti-dilution provisions. In addition, beginning on the earlier of the date of effectiveness of this registration statement and September 1, 2020, and on the first day of each calendar month thereafter, the holders will have the right to convert an additional US$4.0 million of aggregate principal amount of Unsecured Convertible Notes into the Company’s common shares at an alternate optional conversion price equal to the lower of (i) the applicable conversion price as in effect on such conversion date and (ii) the greater of (x) US$0.1624 and (y) 88% of the lowest volume-weighted average price (“VWAP”) of the Company’s common shares during the five consecutive trading day period ending and including the date of the delivery of the applicable conversion notice with respect to such conversion.

The Company has also issued 14,457,059 Unsecured Convertible Note Warrants to the holders of the Unsecured Convertible Notes. The Unsecured Convertible Note Warrants have an initial exercise price of US$0.9338 per warrant (subject to customary anti-dilution protections) and will expire on the 42-month anniversary of the date on which the shares underlying the Unsecured Convertible Note Warrants become freely tradeable.

The holder of the Secured Convertible Note will be able to convert the Secured Convertible Note into common shares at any time after the Threshold Date at a conversion price initially equal to US$1.00, subject to full ratchet anti-dilution protections. In addition, beginning on the Threshold Date and on the first day of each calendar month thereafter, the holder will have the right to convert an additional US$10.0 million of aggregate principal amount of the Secured Convertible Note into the Company’s common shares at an alternate optional conversion price equal to the lower of (i) the then-current conversion price, and (ii) the greater of (x) US$0.1624 and (y) 92% of the VWAP of the Company’s common shares during the eight consecutive trading day period ending and including the date of the delivery of the applicable conversion notice with respect to such conversion.

The Company has also issued 35,000,000 Secured Convertible Note Warrants to the holder of the Secured Convertible Note. The warrants are exercisable following the Threshold Date. Half of the Secured Convertible Note Warrants have an initial exercise price of US$1.00 per warrant and half of the Secured Convertible Note Warrants have an initial exercise price of US$1.20 per warrant, in each case subject to customary anti-dilution protections.

In addition, as part of the placement agent fees payable in connection with the private placement of the Unsecured Convertible Notes and Unsecured Convertible Note Warrants, The Company has issued a total of 1,080,000 Agent Warrants to the Placement Agents. See “Recent Developments—Unsecured Convertible Notes and Warrants”.

Although The Company has the option to settle the principal payments on the Unsecured Convertible Notes in cash and certain conversion and exercise restrictions are placed upon the holders of the Unsecured Convertible Notes, the

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Unsecured Convertible Note Warrants, the Secured Convertible Note, the Secured Convertible Note Warrants and the Agent Warrants, the issuance of material amounts of common shares by us pursuant to the conversion or exercise, as applicable, of these securities would cause the Company’s shareholders to experience significant dilution in their investment in the Company’s Company.

The Unsecured Convertible Notes, the Unsecured Convertible Note Warrants, the Secured Convertible Note, the Secured Convertible Note Warrants and the Agent Warrants have anti-dilution provisions triggered by the issuance of the Company’s common shares and securities convertible or exercisable for common shares at prices below the then-current conversion price for such notes or the then-current exercise price of such warrants. Any such adjustments would increase the number of common shares issuable upon conversion or exercise of such securities, as the case may be, and increase the dilutive effect of such securities on the Company’s current shareholders.

The conversion price for the Unsecured Convertible Notes and the Secured Convertible Note will initially be equal to US$1.00. The Unsecured Convertible Note Warrants have an initial exercise price of US$0.9338 per warrant, the Agent Warrants and half of the Secured Convertible Note Warrants have an initial exercise price of US$1.00 per warrant and half of the Secured Convertible Note Warrants have an initial exercise price of US$1.20 per warrant. Both the conversion and exercise prices for the securities are subject to reduction upon the issuance of the Company’s common shares or securities exercisable or convertible for the Company’s common shares at a per share price below the then-current conversion price or exercise price, as applicable. In such event, the conversion prices or exercise prices as applicable, will be reduced in accordance with agreed-upon formulae. As a result of any such adjustment, the number of common shares issuable upon conversion or exercise, as applicable, of the foregoing securities will be increased, which will increase the dilutive effect of such securities on the Company’s shareholders.

Any further issuances of the Company’s common shares may adversely affect the market price of the Company’s common shares.

The Company has filed a registration statement with the SEC in accordance with the Unsecured Convertible Notes Registration Rights Agreement, which registration statement has become effective on July 20, 2020. Pursuant to the Secured Convertible Notes Registration Rights Agreement, The Company has agreed to file a registration statement with the SEC with respect to the common shares issuable upon conversion or exercise of the Secured Convertible Note and the Secured Convertible Note Warrants, as applicable, following the Threshold Date. In addition, under the Amended and Restated Syndicated Credit Agreement and the Secured Convertible Note, The Company has covenanted to raise at least US$10.0 million in new equity capital prior to December 1, 2020, which will have the effect of further diluting the Company’s shareholders. If the Company fails to consummate such an equity capital raise by the applicable deadline, it will be in default under such agreements and securities.

In addition, although the Securities Purchase Agreement, the Unsecured Convertible Notes, the Securities Restructuring Agreement and the Secured Convertible Note restrict the Company’s ability to issue additional equity and equity-linked securities, the Company still has the ability to issue a significant number of additional common shares, including pursuant to existing agreements and in connection with employee and director compensation. Any further issuances, or the perception of further issuances, of the Company’s common shares or securities convertible or exercisable for the Company’s common shares may cause the Company’s share price to decline. Furthermore, the Company’s share price may be impacted as additional common shares become freely tradeable as the lockup restrictions entered into connection with the Company’s initial public offering, including the plan of arrangement in the Company’s charter and the lockup extension agreements, fall away.

The Securities Purchase Agreement for the Unsecured Convertible Notes and the Unsecured Convertible Note Warrants and the Securities Restructuring Agreement for the Secured Convertible Note and the Secured Convertible Note Warrants (as well as such securities themselves) contain representations, warranties and covenants that if breached could require us to make cash payments, further adjust the conversion price or require us to redeem the Unsecured Convertible Notes and the Secured Convertible Note in cash. As a result, the Company may be forced to reduce or cease the Company’s operations. In addition, the Company’s business, financial condition and results of operations, and the rights of the Company’s shareholders, could be materially harmed.

The Securities Purchase Agreement, the Unsecured Convertible Notes Registration Rights Agreement, and the Securities Restructuring Agreement (as well as the Unsecured Convertible Notes, the Unsecured Convertible Note Warrants, the Secured Convertible Note and the Secured Convertible Note Warrants themselves) contain representations, warranties and covenants that if breached provide the holders with certain rights, including the right to receive cash payments, the ability to charge interest, the ability to adjust the conversion price or exercise price, as applicable, and/or the ability to

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require us to redeem the Unsecured Convertible Notes and the Secured Convertible Note at a premium. In addition, holders may have the ability to redeem their Unsecured Convertible Notes and the Secured Convertible Note for cash at a premium in the event of a Fundamental Transaction (as defined in the Unsecured Convertible Notes and the Secured Convertible Note, as applicable), including a Change of Control (as defined in the Unsecured Convertible Notes and the Secured Convertible Note, as applicable). The Company may not have the funds available to make one or more of such payments when due. Even if the Company does have funds so available, the use of cash to make such payments could adversely affect the Company’s ability to fund operations due to the diversion of necessary cash flow to fund payments on the Unsecured Convertible Notes and the Secured Convertible Note.

The Unsecured Convertible Notes and the Secured Convertible Note include certain customary events of default. If an Event of Default (other than a Bankruptcy Event of Default (as defined in the applicable instrument)) were to occur, the holders may require all or any portion of the Unsecured Convertible Notes and the Secured Convertible Note to be redeemed by the Company at a price equal to the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) a redemption premium (the “Redemption Premium”) of 125% in the case of the Unsecured Convertible Notes and 103% (to be increased, in certain circumstances, to 115%) in the case of the Secured Convertible Note and (ii) the product of (X) the then-current conversion rate multiplied by (Y) the product of (1) the Redemption Premium multiplied by (2) the greatest closing sale price of the common shares on any trading day during the period commencing on the date immediately preceding such Event of Default and ending on the trading day immediately prior to the date on which the Company makes the entire payment required to be made.

In addition, if a Bankruptcy Event of Default were to occur, the Unsecured Convertible Notes would automatically become immediately due and payable in cash in an amount equal to all outstanding principal, accrued and unpaid interest and unpaid late charges thereon multiplied by the applicable Redemption Premium, and the Secured Convertible Note would automatically become immediately due and payable in cash in an amount equal to all outstanding principal and interest multiplied by the applicable Redemption Premium, in addition to any and all other amounts due thereunder.

The Unsecured Convertible Notes and the Secured Convertible Note prohibit us from entering into Fundamental Transactions (as defined in the applicable instrument), including specified transactions involving a Change of Control (as defined in the applicable instrument), unless the successor entity assumes all of the Company’s obligations under such notes pursuant to a written agreement, satisfactory in form and substance to, and approved by, the holders thereof, before the transaction is completed.

In connection with a Change of Control, the holders of the Unsecured Convertible Notes may require us to redeem in cash all or any portion of the Unsecured Convertible Notes. The redemption price will equal the greatest of (i) 125% of the outstanding principal of the Unsecured Convertible Notes to be redeemed, and accrued and unpaid interest and unpaid late charges thereon, (ii) 125% of the market value of the Company’s common shares underlying the Unsecured Convertible Notes, as determined in accordance with the terms of the Unsecured Convertible Notes, and (iii) 125% of the aggregate cash consideration that would have been payable in respect of the common shares underlying the Unsecured Convertible Notes, as determined in accordance with the terms of the Unsecured Convertible Notes.

In connection with a Change of Control, the holder of the Secured Convertible Note may also require us to redeem all or any portion of the Secured Convertible Note. The redemption price per share will equal the greatest of (i) 103% (the “Secured Change of Control Premium”) of the outstanding principal of the Secured Convertible Note to be redeemed, and accrued and unpaid interest and unpaid late charges thereon, (ii) the product of (x) the Secured Change of Control Premium and (y) the market value of the Company’s common shares underlying the Secured Convertible Note, as determined in accordance with the terms of the Secured Convertible Note, and (iii) the product of (x) the Secured Change of Control Premium and (y) the aggregate cash consideration that would have been payable in respect of the common shares underlying the Secured Convertible Note, as determined in accordance with the terms of the Secured Convertible Note. If the Change of Control occurs within 12 months of the issue date of the Secured Convertible Note and, at the time of delivery of the redemption notice related to such Change of Control, the Redemption Market Price (as defined in the Secured Convertible Note) is below the then-current exercise price of the Secured Convertible Note Warrants, the Secured Change of Control Redemption Premium will increase to 115%.

The Company’s cash pay obligations to the holders of the Unsecured Convertible Notes in connection with a Unsecured Convertible Notes upon a Bankruptcy Event of Default (as defined in the Unsecured Convertible Notes) would be subordinated to the Company’s obligations under the Amended and Restated Syndicated Credit Agreement and the

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Secured Convertible Note; however, such cash pay obligations would be senior to any claims of the Company’s common shareholders.

The exercise of any of the foregoing rights may be force to reduce or cease the Company’s operations. In addition, the Company’s business, financial condition and results of operations, and the rights of shareholders, could be materially harmed.

The agreements governing the Company’s indebtedness, including the Securities Purchase Agreement, the Securities Restructuring Agreement, the Amended and Restated Syndicated Credit Agreement, the Unsecured Convertible Notes and the Secured Convertible Note, contain covenants that reduce the Company’s financial flexibility and could impede the Company’s ability to operate.

The agreements governing the Company’s indebtedness, including the Securities Purchase Agreement and the Unsecured Convertible Notes, the Amended and Restated Syndicated Credit Agreement, the Securities Restructuring Agreement and the Secured Convertible Note, each impose significant operating and financial restrictions on us. These restrictions will limit the Company’s and the Company’s subsidiaries’ ability to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;
•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;
•	make certain investments;
•	incur certain liens;
•	enter into transactions with affiliates;
•	merge or consolidate; and
•	transfer or sell assets.

In addition, such agreements subject us and the Company’s subsidiaries to covenants, representations and warranties, and beginning on December 31, 2020, the Amended and Restated Syndicated Credit Agreement will subject us to various financial and other maintenance covenants.

As a result of these restrictions, The Company will be limited as to how it conducts its business and it may be unable to raise additional debt or equity financing to fund its operations, compete effectively or to take advantage of new business opportunities. For example, the Unsecured Convertible Notes, the Unsecured Convertible Note Warrants, the Secured Convertible Note and the Secured Convertible Note Warrants prohibit us from engaging in Fundamental Transactions (as defined in such instruments), including specified transactions related to Change of Control (as defined in such instruments), unless the successor entity assumes all of the Company’s obligations under such instruments under a written agreement in form and substance satisfactory to, and approved by, the holders of the applicable instrument. These restrictions could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer for the Company’s common shares, which, under certain circumstances, could reduce the market price of the Company’s common shares. The terms of any future indebtedness the Company may incur could include more restrictive covenants. The Company cannot assure you that it will be able to maintain compliance with these covenants in the future and, if it fails to do so, that it will be able to obtain waivers from the lenders and/or amend the covenants. Pursuant to the Amended and Restated Syndicated Credit Agreement, the Company recently obtained waivers from its lenders with respect to potential breaches of certain covenants as of March 31, 2020 and a suspension of such covenants until December 31, 2020; however, there is no guarantee that the Company will be able to obtain similar waivers or suspensions in the future.

The Company’s failure to comply with the restrictive covenants described above as well as the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in the Company’s being required to repay these borrowings before their due date and may result in the acceleration of any other debt that is subject to an applicable cross-acceleration or cross-default provision.

Furthermore, if the Company were unable to repay the amounts due and payable under the Amended and Restated Syndicated Credit Agreement or the Secured Convertible Note, those lenders or investors, as applicable, could proceed against the collateral securing such indebtedness. In the event the Company’s lenders or holders of the Unsecured Convertible Notes and/or the Secured Convertible Note accelerate the repayment of the Company’s borrowings, The Company may not have sufficient assets to repay that indebtedness or if it is forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, the Company’s results of operations and financial condition could be adversely affected.

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Further information regarding the risk factors which may affect the Company is contained in section “Risk Factors” hereof and in section “Item 3D – Risk Factors” of the Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. During the year ended December 31, 2019 of the Company, the appropriate officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2019, as described below.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the year ended December 31, 2019 of the Company, the appropriate officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal controls over financial reporting and concluded that the Company’s internal controls over financial reporting were not effective due to the weaknesses in internal controls over financial reporting as at December 31, 2019, as described below.

Background

In connection with the audit of the Company’s consolidated financial statements for the fiscal period ended December 31, 2018, management concluded that there were three material weaknesses in the Company’s internal controls over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters, lack of management review over the valuation model used for biological assets and financing obligations and lack of segregation of duties due to limited number of employees in the finance department. Similar material weaknesses were identified at Bridge Farm.

December 31, 2019 update

During the year end December 31, 2019, the Company implemented a remediation plan including measures necessary to address the underlying causes of these material weaknesses. As at December 31, 2019, the material weaknesses related to the limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters and lack of management review over the valuation model used for biological assets and financing obligations were remediated through the addition of numerous professionally designated accountants to bring additional knowledge and expertise relating to complex accounting matters. These professionally designated accountants are directly involved in the preparation and review of these complex accounting matters. The Company has also engaged external third-party advisors when complex accounting matters arose to ensure treatment of those matters was appropriate. The Company will continue to seek external third-party advice when complex accounting matters arise in the future.

The material weakness associated with a lack of segregation of duties due to limited number of employees in the finance department was not fully remediated in 2019. While the limited number of employees in the finance department has been remediated with the addition of staff, the specific component of the prior year material weakness related to segregation of duties has not yet been remediated and therefore remained as a material weakness as at December 31, 2019.

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2020 Remediation plan

The Company’s remediation plan is ongoing and involves the engagement of external third-party advisors to assist management in evaluating the design and operating effectiveness of internal controls over financial reporting, including identification of business process improvement areas and documenting the future state of significant business processes.

The Company expects the remediation of the remaining material weakness to be complete by December 31, 2020. Remediation may take longer than the Company expects, and its efforts may not prove to be successful in remediating this material weakness. The Company may also identify additional material weaknesses in its internal control over financial reporting in the future. It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment		Measurement
$ or C$	Canadian dollars	G or GM	Gram
IFRS	International Financial Reporting Standards	sq ft	Square feet
MD&A	Management’s Discussion and Analysis
U.K.	United Kingdom
U.S.	United States
US$	United States dollars
£	Great Britain Pounds
CBD	Cannabidiol
THC	Tetrahydrocannabinol

ADVISORY

Forward-Looking Information

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may case actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” herein and “Item 3D—Risk Factors” section of the Annual Report. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events

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and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section “Risk Factors” herein and in “Item 3D—Risk Factors” section of the Annual Report. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Company’s most recently filed Annual Report on Form 20-F, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available through the SEDAR website which is available at www.sedar.com

Non-IFRS Measures

Certain financial measures in this MD&A do not have a standardized meaning as prescribed by IFRS including consolidated adjusted EBITDA, adjusted EBITDA from cannabis operations, adjusted EBITDA from ornamental flower operations, cash costs to produce, cultivation and production costs and gross margin before fair value adjustments. As such, these measures are considered non-IFRS financial measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team. The definition and reconciliation of each non-IFRS measure is presented in the “NON-IFRS MEASURES” section of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed at www.sedar.com or on the Company’s website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.

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